NEWS RELEASE 06-18	May 25, 2006

FRONTEER ANNOUNCES FILING OF AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

Fronteer Development Group Inc. (“Fronteer” or the "Company") announces that it has filed with the securities regulatory authorities an amended and restated management’s discussion and analysis for the three month period ended March 31, 2006 in order to reflect the effect of the changes contained in the Company’s amended and restated unaudited consolidated financial statements for such period, all as further described in Fronteer’s press release dated May 15, 2006. The amended and restated management’s discussion and analysis is available on SEDAR at www.sedar.com.

ABOUT FRONTEER

Fronteer is a 'discovery stage' exploration company focused on precious and strategic metals.

For further information visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO
Sean Tetzlaff, CFO and Corporate Secretary
Dan McIntyre, Corporate Communications
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com